Exhibit 12.1

GAMESTOP CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended	Ended	Ended
	January 29,	January 30,	January 31,	February 2,	February 3,
	2011	2010	2009	2008	2007
	(Dollars in millions)

Earnings:
Earnings before income taxes	$621.4	$588.5	$634.0	$441.1	$254.3
Fixed charges	140.9	144.6	135.5	133.0	148.2

Adjusted earnings	$762.3	$733.1	$769.5	$574.1	$402.5

Ratio of earnings to fixed charges	5.4	5.1	5.7	4.3	2.7
Fixed Charges:
Interest expense	$36.2	$44.5	$49.4	$60.6	$83.7
Amortization of issue discount	0.8	0.9	1.0	0.9	0.9
Interest portion of net rental expense(1)	103.9	99.2	85.1	71.5	63.6

Total fixed charges	$140.9	$144.6	$135.5	$133.0	$148.2

(1)	The interest portion of net rental expense is estimated to be equal to 28% of the minimum rental expense for the period.